                         [On Bryan Cave LLP Letterhead]




VIA EDGAR
---------

Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
                                                                    July 8, 2005
Attention:        Mr. H. Christopher Owings

         Re:      GSC Holdings Corp.
                  Registration Statement on Form S-4
                  Filed May 23, 2005
                  File No. 333-125161


Dear Mr. Owings:

         On behalf of GSC Holdings Corp. (the "Company") and GameStop Corp. ("GameStop"), we are writing in response to the comments of the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that were contained in your letter dated June 22, 2005 (the "Comment Letter") in connection with the Company's Registration Statement on Form S-4 (Registration No. 333-125161) filed on May 23, 2005 (the "Registration Statement").

         Set forth below are responses to the Comment Letter which are numerically keyed to the Staff's comments. Unless otherwise indicated, (i) page references in the headers are from the Comment Letter and refer to the Registration Statement, (ii) other page references are to Amendment No. 1 to the Registration Statement dated the date hereof ("Amendment No. 1") and (iii) defined terms used herein but not defined herein are used as defined in Amendment No. 1.

Form S-4
--------

Unaudited Pro Forma Condensed Consolidated Financial Data
---------------------------------------------------------

Unaudited Pro Forma Condensed Consolidated Balance Sheet, page 135
------------------------------------------------------------------

     1. The Company has updated the pro forma financial statements in Amendment No. 1 to include financial information for the fiscal quarter ended April 30, 2005.

     2. The Company believes that the valuation of the acquired inventory will not differ materially from the amounts carried on EB's balance sheet because the Company

H. Christopher Owings
Securities and Exchange Commission
July 8, 2005
Page 2


         believes EB pays substantially the same prices for product (both new and used) as the Company does. Any necessary adjustments will be made upon completion of an itemized analysis of the acquired inventory.

     3. The adjustment to intangible assets consists of a preliminary allocation of costs to goodwill. A preliminary valuation assigned a value to the non-compete agreement with Mr. Kim and identified and valued other specific intangible assets. These values are reflected on page 134 of Amendment No. 1.

     4. While the Company has not determined whether it plans to close certain stores, it does not expect that the costs associated with the closing of any stores within the twelve-month period following the mergers will be material.

Unaudited Pro Forma Condensed Consolidated Statement of Operations, page 137
----------------------------------------------------------------------------

     5. On page 134 of Amendment No. 1, the Company has revised its pro forma presentation to reflect the amounts paid to the senior officers of EB under the Merger Bonus Plan and existing employment agreements. For a description of the amounts being paid under the Merger Bonus Plan and the terms and conditions under which payments under the Merger Bonus Plan will be paid to the senior officers of EB, please see EB's Current Report on Form 8-K filed with the Commission on June 9, 2005. Senior executives of GameStop are not expected to receive any additional compensation in connection with this transaction. There are no other new employment agreements that have been executed as a result of or in connection with the mergers.

     6. Neither the Company nor GameStop paid any consideration in connection with the voting agreement that was entered into with the Kim Group.

     7. On page 139 of Amendment No. 1, the Company has disclosed the basis for the assumptions used to calculate the amount of interest the Company expects to incur on new long-term debt. The Company based its assumption on the mid-point of the current estimated 7% to 9% range of Holdco's proposed high yield senior bonds.

     8. In connection with the mergers there are no contingent payments to be made.

     Management of the Company understands that they are responsible for the adequacy and accuracy of disclosures in their filings. Management of the Company also understands that any comments by the Staff or any changes in the Company's disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings and that the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

H. Christopher Owings
Securities and Exchange Commission
July 8, 2005
Page 3


     If you have any questions or comments regarding the foregoing, please do not hesitate to contact Jay M. Dorman of Bryan Cave LLP at 212-541-2018.

                                                 Very truly yours,

                                                 /s/ Jay M. Dorman
                                                 Jay Dorman, on behalf of Bryan
                                                 Cave LLP
cc:    R. Richard Fontaine
       David W. Carlson
       GameStop Corp.

       Jeffrey W. Griffiths
       James A. Smith
       Electronics Boutique Holdings Corp.

       Michael N. Rosen, Esq.
       Gary W. Wolff, Esq.
       Jill L. Grappell, Esq.
       Bryan Cave LLP

       Leonard M. Klehr, Esq.
       William W. Matthews, III, Esq.
       Michael Rittinger, Esq.
       Klehr, Harrison, Harvey, Branzburg & Ellers LLP




                                       3